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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

For the month of: December 2005               Commission File Number: 001-133354

                                BANK OF MONTREAL
                              (NAME OF REGISTRANT)

        100 King Street West
       1 First Canadian Place                   129 rue Saint-Jacques
          Toronto, Ontario                         Montreal, Quebec
           Canada, M5X 1A1                         Canada, H2Y 1L6

         (Executive Offices)                        (Head Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         Form 20-F [ ]    Form 40-F [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange act of 1934:

                             Yes [ ]         No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   BANK OF MONTREAL

                                   By:/s/ Ronald B. Sirkis
                                      ------------------------------------------
                                   Name: Ronald B. Sirkis
                                   Title: Executive Vice-President, General
                                   Counsel and Taxation

                                   By:/s/ Robert V. Horte
                                      ------------------------------------------
DATE: December 16, 2005            Name: Robert V. Horte
                                   Title: Vice President and Corporate Secretary

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                                  EXHIBIT INDEX

Exhibit   Description of Exhibit
-------   ---------------------------------------------------------------------------------
99.1      TRUST INDENTURE PROVIDING FOR THE ISSUE OF DEBENTURES, DATED AS OF JULY 23, 1986,
          BANK OF MONTREAL - BANQUE DE MONTREAL AND THE ROYAL TRUST COMPANY - COMPAGNIE
          TRUST ROYAL, TRUSTEE
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(FILED IN FORM REQUIRED BY CANADIAN NATIONAL INSTRUMENT 51-102 - CONTINUOUS
DISCLOSURE OBLIGATIONS)